EXHIBIT 12.1
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009		2008		2007		2006		2005
Interest expense per financial statements (1)	$18,263		$30,117		$38,146		$42,098		$44,165
Interest expense related to rent (2)	206		221		193		164		167

Total fixed charges	$18,469		$30,338		$38,339		$42,262		$44,332

Net income per financial statements	$33,582		$25,556		$23,704		$26,609		$22,591
Interest expense	18,263		30,117		38,146		42,098		44,165
Minority loss	56		86		236		183		139

Total earnings	$51,901		$55,759		$62,086		$68,890		$66,895

Ratio of earnings to fixed charges	2.8	x	1.8	x	1.6	x	1.6	x	1.5	x

(1)	Interest expense includes interest expense on ATM funding arrangements, borrowings and the amortization of capitalized debt issuance.

(2)	One-third of all rental expense is deemed to be interest.